UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42793

Etoiles Capital Group Co., Ltd

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,

Sheung Wang, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Other Information

Update on Trading Suspension and Regulatory Inquiries

Reference is made to the Report on Form 6-K furnished by Etoiles Capital Group Co., Ltd (the “Company”) on October 30, 2025, regarding the status of trading in the Company’s securities and inquiries from The Nasdaq Stock Market LLC (“Nasdaq”).

Following the Company’s submission of information to Nasdaq on October 12, 2025, the Company received follow-up requests for information from Nasdaq on November 1, 2025. The Company submitted a written response to these follow-up requests on November 7, 2025. As of the date of this report, the Company has not received further feedback from Nasdaq regarding its latest submission.

Trading in the Company’s securities remains suspended as of the date of this report. The Company continues to cooperate fully with Nasdaq and relevant regulatory authorities to resolve any outstanding matters and will provide updates to shareholders as appropriate.

Business Operations and Financial Reporting

The Company wishes to inform its shareholders and the investing public that its daily business operations remain normal and have not been materially affected by the ongoing trading suspension. Furthermore, the Company is currently preparing its unaudited interim financial results for the six months ended June 30, 2025. The Company targets to publish this interim report by December 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd

By:	/s/ Kit Shing, CHEUNG
Name:	Kit Shing, CHEUNG
Title:	Director and Chief Executive Officer

Date: November 25, 2025

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